Exhibit 3
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                  BOLERO INVESTMENT GROUP ANNOUNCES INVESTMENT
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                      Investors hold 5.0% of Jackpot Shares
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MIAMI,  FL.,  JANUARY 14, 1998 - Bolero  Investment Group, L.P. and its General
Partner, Kenneth W. Pavia, have announced that they have acquired a 5.0% stake in Jackpot Enterprises Inc. Jackpot has been actively engaged, through its subsidiaries, in the gaming industry for over 30 years. The company is one of the largest gaming route operators in the State of Nevada, operating approximately 4,075 gaming machines in multiple locations. Mr. Pavia reports that the shares were acquired as an investment which he views as having significant potential for increased value.

Mr. Pavia stated that the Bolero Group views its stock ownership as including certain unalienable property rights. Mr. Pavia went on to state that it was Bolero's intention to assert these rights in order to ensure that Jackpot achieves its highest and best use. "Bolero shall assert its property rights zealously and consistent with applicable law to impress on management the need to address the issues challenging the company with all deliberate speed."

Previously, the Bolero Group had called on Jackpot's management to voluntarily retain a nationally recognized investment banker to explore the sale or merger of the company as alternatives to enhance the company's value. Mr. Pavia had stated that based on industry and market factors, it was his belief that Jackpot could efficiently achieve its potential and unlock its inherent value as a division of a larger company, a private company or as a consolidated member of a strategic alliance.

Bolero and Mr. Pavia also announced that they intend to review their investment on a continuing basis. The group shall evaluate, among other factors, general market and economic conditions; the company's business, financial condition, operations and prospects; the relative attractiveness of alternate business and investment opportunities and the actions of management and the Board of Directors of the company.